March 28, 2008

VIA EDGAR

Ms. Jessica Barberich
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Simon Property Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007
File No. 1-14469

Dear Ms. Barberich:

This letter responds to your letter dated March 13, 2008, with respect to the periodic report noted above.  For the sake of convenience, we have reproduced your comment below with our response following the comment.

Note 2.  Basis of Presentation and Consolidation, page 96

1.                   Comment:  You disclose that you account for your investment in SPG-FCM Ventures, LLC, which acquired The Mills Corporation and its majority-owned subsidiary, The Mills Limited Partnership, in April 2007, using the equity method of accounting.  You also disclose that you determined that SPG-FCM is not a variable interest entity and that Farallon Capital Management, LLC, your joint venture partner, has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements.  However, you also disclose on page 106 that in addition to your equity investment in SPG-FCM you made loans to SPG-FCM and Mills and that the outstanding balance of your loan to SPG-FCM was $548 million as of December 31, 2007.  In this regard, it appears that SPG-FCM’s equity investment at risk may not be sufficient to finance its activities without additional subordinated financial support provided by any parties, including equity holders.  Please provide us with your detailed analysis of SPG-FCM under paragraph 5 of FIN 46(R).

Response:

Background of Members of SPG-FCM and its Formation:

                Simon Property Group, Inc., or “we” or Simon, is the largest publicly held retail real estate company in North America.  We hold an interest in over 350 retail properties and have one of the most geographically diverse holdings of large, high quality regional malls.  Our market capitalization is nearly $50 billion.  We are a fully integrated organization that develops and manages most of the properties in which we hold an investment, which are disclosed in the periodic filings we file with the Commission.

                Farallon Capital Management, LLC, or Farallon, is a privately-held manager of hedge funds with equity capital provided by institutions and high net worth individuals.  Farallon typically invests in debt and equity securities, private companies and real estate.  Farallon had total assets under management of approximately $27 billion at March 31, 2007.  Farallon has extensive real estate holdings and is very active in the overall management of these investment concerns.  Each Farallon fund designates a portion of its assets to be invested in real estate holdings.  Farallon monitors the results of operations and their investments of its funds through a team of individuals who are focused on the real estate space.  Farallon is a sophisticated and knowledgeable real estate investor that has a proven track record with substantial investments in the residential, office and commercial real estate sectors.

SPG-FCM is a joint venture formed as a limited liability company owned 50/50 by Simon and Farallon that was created to acquire The Mills Corporation, or “Mills.”  SPG-FCM is managed by a board of managers comprised of four individuals, two appointed by Simon and two by Farallon.  All major decisions (acquisitions, dispositions, capital events, business and operating plans, operating and capital budgets, litigation matters, etc.) must be unanimously approved by the board of managers.  Neither Simon nor Farallon has individual control over the joint venture or the underlying properties.  Neither venturer has provided any separate guarantees of the indebtedness of SPG-FCM or any of their underlying properties.  Simon and Farallon are not related parties as defined under paragraph 16 of FIN 46(R), exclusive of paragraph 16(d)(1).  Simon’s variable interests in the entity include its equity interests, the loan to SPG-FCM (discussed below), and the contracts to manage the joint venture properties.  Farallon’s variable interest is its equity interest.  SPG-FCM’s capital structure immediately after the acquisition of Mills was as follows:

Other liabilities assumed and estimated direct costs	$407.1
Total share of debt excluding Simon mezzanine loan	3,729.5
Mezzanine loan held by Simon	1,473.5
Mills preferred stock	954.9
Simon equity	650.0
Farallon equity	650.0
Estimated purchase price	$7,865.0

Acquisition of Mills

On February 16, 2007, SPG-FCM, entered into a definitive merger agreement to acquire all of the outstanding common stock of The Mills Corporation (“Mills”) for $25.25 per common share in cash. The acquisition of Mills and its interests in the 37 properties that remained at December 31, 2007, was completed through a cash tender offer and a subsequent merger transaction which concluded on April 3, 2007.  SPG-FCM was capitalized with $1.3 billion of equity from equal contributions made by Simon and Farallon which was used to acquire the common stock of Mills.  Prior to the acquisition by SPG-FCM, Mills had a mezzanine credit facility provided by Brookfield Asset Management, which consisted of $1.05 billion term loan and a $500 million revolving credit facility.  The Brookfield facility became fully due and payable upon a change in control of Mills.  In connection with SPG-FCM’s entry into the merger agreement, Simon offered to make a loan to SPG-FCM on the same terms as the Brookfield facility in an initial amount of $1.188 billion, along with a $365 million revolving credit facility.  We concluded that we would benefit from the interest spread that we could earn because of our lower cost of borrowing.  As of February 16, 2007, the interest rate spread between the interest we earn on the loan we made to Mills to allow it to repay the Brookfield facility and the interest we pay on our line of credit was 2.375%.  SPG-FCM held discussions with a bank about providing alternative financing to Mills, but ultimately approved the loan from Simon.

Subsequent to the acquisition of Mills, SPG-FCM obtained a new senior term loan for $975 million with a third party bank group and used the proceeds to (1) redeem third party limited partner interests in The Mills Limited Partnership, the controlled subsidiary operating partnership of Mills, and (2) pay the liquidation preference plus accrued dividends due holders of Mills preferred stock in connection with the liquidation of Mills.  Following the acquisition, property level refinancings of Mills assets were completed and generated excess proceeds that were used, in part, to reduce the outstanding loans made by Simon.  This refinancing activity supports the position that there was additional borrowing capacity in the Mills available to fund the operations of the entity and satisfy its debt service requirements.  The underlying assets owned in whole or in part by Mills are not development stage assets but rather mature properties with predictable cash flows.  These assets had been under performing prior to the acquisition.  SPG-FCM plans to increase the underlying value of the assets through significant property specific re-development and re-tenanting activities.

Analysis of Paragraph 5 of FIN 46 (R):

                The next three sections provide information on our analysis relative to paragraph 5 of FIN 46(R), and we address each of the three subsections of paragraph 5, with our concluding comments.

Sufficiency of the equity to absorb expected losses - Paragraph 5(a):

Simon and Farallon each contributed $650 million in exchange for a 50% ownership interest in SPG-FCM.  Any additional equity requirements are required to be made equally by each partner.  Each party will receive its pro rata share (50/50) in all profits and losses of the venture.  There were no fees taken out by either party at inception of the venture, each partner participates in both profits and losses of the joint venture equally, and there are no guaranteed returns or call or put rights at pre-determined amounts.  The equity investment from each of the holders was not financed by the other party and Simon and Farallon are not related parties.  Accordingly, the equity interests contributed by the parties constitute at-risk equity for FIN 46(R)’s purposes.

                Because we provided the loan to SPG-FCM discussed above, it was concluded that we could not evaluate the sufficiency of the joint venture’s equity on a qualitative basis.  As a result, Simon calculated the joint venture’s expected losses — as that term is defined in FIN 46(R) — through development of probability-weighted cash flows.  Based on that analysis, we determined that the total expected losses of the entity were $280 million.  A calculation of expected losses is necessarily subjective and requires the use of many assumptions such as rental income and related property expenses, among others.  However, even with this uncertainty we do not believe that under any reasonable assumptions used in calculating expected losses that they would exceed the at risk equity of $1.3 billion. Accordingly, we believe that sufficient equity exists to absorb the expected losses of SPG-FCM and that the entity can operate without additional subordinated financial support from Simon and Farallon.

Decision-making ability and Rights and Obligations — Paragraph 5(b):

                We evaluated the provisions of paragraph 5(b) of FIN 46(R) to determine if the holders of the equity investment at risk (Simon and Farallon) have the ability to make decisions about an entity’s activities through voting or similar rights that are embodied in the equity investments they hold.  Simon and Farallon each hold a 50 percent equity interest and 50 percent voting interest in SPG-FCM, which gives them a pro-rata share of control and decision making.  The equity holders have the sole ability to make decisions that directly impact the revenues, expenses and gains and losses and the ultimate financial position of SPG-FCM.  The decision making ability includes the ability to buy and sell assets, incur additional indebtedness, approve the business plan, annual operating budget and annual capital budget, material contracts and leases, etc.  Accordingly, the joint venture satisfies the condition in paragraph 5(b)(1).

                There are no guaranteed returns to either equity holder and there is not a cap or a floor on the return that can be achieved by either party or the parties in the aggregate.  All of the first dollar expected losses of the entity will be absorbed by the equity holders.  Based upon our analysis, we have concluded the equity holders have the ability to make decisions, absorb expected losses and do not have their returns capped.

“Anti-Abuse” Clause — Paragraph 5(c):

                We evaluated the provisions of paragraph 5(c) to determine whether there is an investor with disproportionately few voting rights and if substantially all of the entity’s activities are on behalf of that investor and its related parties.  Our variable interests in SPG-FCM include our equity interest, our loan and property management contracts, which resulted in us and Farallon absorbing 53.25% and 46.75%, respectively of SPG-FCM’s expected losses, such that Simon has disproportionately few voting rights. Again recognizing that the calculation of expected losses requires the use of significant estimates, we do not believe that quantitatively under any reasonable set of assumptions that substantially all of SPG-FCM’s activities are conducted on behalf of Simon. The following qualitative factors were considered in reaching our conclusion:

•                  Simon is not dependent on the results of SPG-FCM given Simon’s overall size ($23.6 billion in assets, a market capitalization greater than $50 billion, annual revenues of $3.6 billion and net income of $0.5 billion) and significant real estate holdings.

•                  SPG-FCM’s operations are not more important to Simon than they are to Farallon.  The operations are similar to Simon’s, but Farallon also has significant real estate investments.

•                  A subsidiary of Simon will provide customary management services to properties owned in whole or in part by SPG-FCM, which include property management, arranging entity and property level financing with third parties, leasing and development services, pursuant to separate contracts.  All of these services have been and will be approved by Farallon and the earnings from these services are not significant to the overall losses and returns to Simon from SPG-FCM.

•                  Simon and Farallon have equal voting rights and the equity and income and losses of SPG-FCM will be funded and absorbed on a pro rata basis.

•                  Mills was acquired from a third party and not one of the joint venture partners.

•                  SPG-FCM has not leased any of its assets from Simon.

•                  Simon does not have a call option to purchase Farallon’s equity interest.

•                  Simon does not have a put option to sell its equity interest to Farallon.

•                  Simon and Farallon are not related parties as defined in paragraph 16 of FIN 46(R), exclusive of paragraph 16(d)(1).

Based on this analysis, we have concluded that while we do have disproportionately few voting rights, the activities of SPG-FCM are not being conducted such that substantially all of SPG-FCM’s activities are conducted on behalf of Simon.  Farallon has an equal vote on all substantive decisions of the venture and has the experience as a sophisticated real estate investor to exercise those rights independently of Simon.

Conclusion

Based on our review of paragraph 5 of FIN 46(R), we do not believe that SPG-FCM is a variable interest entity.

We have also consulted with our Independent Registered Public Accounting Firm including David Kane in Ernst & Young LLP’s National Office regarding our evaluation of SPG-FCM as a potential variable interest entity.

*     *     *     *     *

As requested in the letter, the undersigned, on behalf of Simon, acknowledges that:

•                          Simon is responsible for the adequacy and accuracy of the disclosure in the filing;

•                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing ; and

•                          Simon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, our Chief Accounting Officer, John Dahl, at (317) 263-2321.

Very truly yours,

/s/ Stephen E. Sterrett
Stephen E. Sterrett
Executive Vice President and
Chief Financial Officer

cc:     William Demarest